Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217223

PROSPECTUS SUPPLEMENT NO. 4 AUGUST 13, 2019
GRIFFIN CAPITAL ESSENTIAL ASSET REIT
SUPPLEMENT NO. 4 DATED AUGUST 13, 2019
TO THE PROSPECTUS DATED JUNE 17, 2019
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT, Inc., formerly known as Griffin Capital Essential Asset REIT II, Inc., dated June 17, 2019, Supplement No. 1 dated June 18, 2019, Supplement No. 2 dated July 5, 2019, and Supplement No. 3 dated August 5, 2019. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our offering;

•	the extension of our offering;

•	changes to our share redemption program;

•	updates regarding the Class I shares available for purchase in our offering;

•	updates to “Management - Executive Officers and Directors”; and

•	updates regarding our code of ethics and business conduct.
Status of Our Offering
We are offering on a continuous basis up to $2.2 billion of shares of our common stock, consisting of up to $2.0 billion of shares in our primary offering and up to $0.2 billion of shares pursuant to our DRP. We are offering to the public four classes of shares of our common stock in our primary offering: Class T shares, Class S shares, Class D shares and Class I shares. The share classes have different selling commissions, dealer manager fees and ongoing distribution fees and eligibility requirements. We are also offering all share classes pursuant to our DRP.
As of August 9, 2019, we had received gross offering proceeds of approximately $53.1 million from the sale of 5,532,553 shares in our follow-on offering and our DRP.
Extension of Our Offering
On August 8, 2019, our board of directors extended the termination date of our follow-on offering from September 20, 2019 to September 20, 2020, which is three years after the effective date of our follow-on offering. Our board of directors reserves the right to further extend the follow-on offering, in certain circumstances, or terminate our follow-on offering at any time prior to September 20, 2020.
Changes to Our Share Redemption Program
On August 8, 2019, our board of directors amended and restated our share redemption program, effective as of September 12, 2019, in order to (i) clarify that only those stockholders who purchased their shares from us or received their shares from us (directly or indirectly) through one or more non-cash transactions (including transfers to trusts, family members, etc.) may participate in our share redemption program; (ii) allocate capacity within each class of our common stock such that stockholders in each class may redeem at least 5% of the aggregate NAV of such class;(iii) treat all unsatisfied redemption requests (or portion thereof) as a request for redemption the following quarter unless otherwise withdrawn; and (iv) make certain other clarifying changes.
The following sections of our prospectus have been revised to disclose such changes to our share redemption program:
Cover Page
The third bullet point of the fifth paragraph of the cover page of our prospectus is hereby removed and replaced with the following:

•
Our share redemption program generally imposes a quarterly cap on aggregate redemptions of our shares equal to a value of up to 5% of the aggregate NAV of the outstanding shares as of the last business day of the previous quarter; provided, however, that every quarter each class of our common stock will be allocated capacity within such aggregate limit to allow stockholders in such class to redeem shares equal to at least 5% of the aggregate NAV of such share class as of the last calendar day of the previous quarter. We may also amend, suspend or terminate our share redemption program at any time.

All other similar references to our share redemption program throughout our prospectus are hereby updated accordingly.
“Prospectus Summary”
The second paragraph of the “Prospectus Summary - Share Redemption Program” section of our prospectus is hereby removed and replaced with the following:
There are several restrictions on your ability to sell your shares to us under our share redemption program. You generally have to hold your shares for one year before submitting your shares for redemption under the program; however, we will waive the one-year holding period in the event of the death or disability of a stockholder. Shares issued pursuant to our DRP are not subject to the one-year holding period. Only those stockholders who purchased their shares from us or received their shares from us (directly or indirectly) through one or more non-cash transactions may be able to participate in the share redemption program. In other words, once our shares are transferred for value by a stockholder, the transferee and all subsequent holders of the shares are not eligible to participate in the share redemption program. In addition, our share redemption program generally imposes a quarterly cap on aggregate redemptions of our shares equal to a value of up to 5% of the aggregate NAV of the outstanding shares as of the last business day of the previous quarter; provided, however, that every quarter each class of our common stock will be allocated capacity within such aggregate limit to allow stockholders in such class to redeem shares equal to at least 5% of the aggregate NAV of such share class as of the last calendar day of the previous quarter.
“Description of Shares”
The “Description of Shares - Share Redemption Program - General” section of our prospectus is hereby removed and replaced with the following:
While you should view your investment in our common stock as long term with limited liquidity, we have adopted a share redemption program, whereby on a quarterly basis, stockholders may request that we redeem all or any portion of their shares of common stock. The share redemption program was previously suspended as of January 19, 2019 due to our then-pending Mergers with EA-1 and the EA-1 Operating Partnership. On June 12, 2019, our board of directors reinstated the share redemption program, effective as of July 13, 2019. On August 8, 2019, our board of directors amended and restated the share redemption program, effective as of September 12, 2019. At this time, all classes of shares of common stock are eligible for the share redemption program. Due to the illiquid nature of investments in real estate, we may not have sufficient liquid resources to fund redemption requests. In addition, we have established limitations on the amount of funds we may use for redemptions during any calendar quarter. See "Redemption Limitations" below. Further, our board of directors has the right to modify or suspend the share redemption program upon 30 days’ notice at any time if it deems such action to be in our best interest and the best interest of our stockholders. Any such modification or suspension will be communicated to stockholders through our filings with the SEC. You may request that we redeem shares of our common stock through your financial advisor or directly with our transfer agent. Under our share redemption program, we will only redeem shares as of the closing of the last business day of that quarter (a "Redemption Date"). To have your shares redeemed, your redemption request and required documentation must be received in good order by 4:00 p.m. (Eastern time) on the second to last business day of the applicable quarter. Redemption requests received and processed by our transfer agent will be effected at a redemption price equal to the NAV per share for the applicable class generally on the 13th of the month immediately prior to the end of the applicable quarter (unless the 13th is not at least ten business days prior to the second to last business day of the applicable quarter, in which case the redemption price will be equal to the NAV per share on a date that is at least ten business days prior to the second to last business day of such quarter) (the "Redemption NAV"). If a redemption request is received after such time, the redemption order will be carried forward to the next quarter's Redemption Date at the NAV per share applicable to that quarter’s redemption, unless such request is withdrawn prior to that Redemption Date. Investors will have at least 20 business days (from the last business day of the previous quarter to the second to last business day of the current quarter) during which to decide whether to request a redemption of their shares as of the end of the current quarter. Investors may withdraw their redemption requests before they have been processed by notifying a customer service representative available on our toll-free information line by 4:00 p.m. Eastern time on the last business day of the applicable quarter. Settlements of share redemptions generally will be made within five business days after the Redemption Date.
The first and second paragraphs of the “Description of Shares - Share Redemption Program - Redemption Limitations” section of our prospectus are hereby removed and replaced with the following:
Under our share redemption program, shares are not eligible for redemption for the first year after purchase except upon death or qualifying disability of a stockholder; provided, however, shares issued pursuant to our DRP are not subject to the one-year holding period. Only those stockholders who purchased their shares from us or received their shares from us (directly or indirectly) through one or more non-cash transactions may be able to participate in the share redemption program. In other words, once our shares are transferred for value by a stockholder, the transferee and all subsequent holders of the shares are not eligible to participate in the share redemption program. In addition, our share redemption program generally imposes a quarterly cap on aggregate redemptions of our shares equal to a value of up to 5% of the aggregate NAV of the outstanding shares as of the last business day of the previous quarter; provided, however, that every quarter each class of our common stock will be allocated capacity within such aggregate limit to allow stockholders in such class to redeem shares equal to at least 5% of the aggregate NAV of such share class as of the last calendar day of the previous quarter.
In the event that we determine to redeem some but not all of the shares submitted for redemption during any quarter, whether due to the quarterly cap or otherwise, shares submitted for redemption during such quarter will be redeemed on a pro rata basis. With respect to any pro rata treatment, redemption requests following the death or qualifying disability of a stockholder will be considered first, as a group, followed by requests where pro rata redemption would result in a stockholder owning less than the minimum balance of $2,500 of shares of our common stock, which will be redeemed in full to the extent there are available funds, with any remaining available funds allocated pro rata among all other redemption requests. All unsatisfied redemption requests (or portion thereof) will be treated as a request for redemption the following quarter, unless such request is withdrawn prior to such following quarter’s Redemption Date.
Updates Regarding the Class I Shares Available for Purchase in Our Offering
The following sections of our prospectus have been revised to disclose updates regarding who may purchase Class I shares in our offering:
The third and fourth sentences of the fourth paragraph of the response to the question “What is the difference between the Class T, Class S, Class D and Class I shares of common stock being offered?” from the “Questions and Answers About this Offering” section of our prospectus; the first two sentences of the second paragraph of the “Description of Shares - Common Stock - Class I Shares” section of our prospectus; and the last two sentences of the third paragraph of the “Plan of Distribution - General” section of our prospectus are hereby removed and replaced with the language below:
Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through certain registered investment advisors, (4) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I shares, (5) by our executive officers and directors and their immediate family members, as well as our employees and their immediate family members, the employees and immediate family members of our affiliates, and participating broker-dealers and registered investment advisers, their representatives and their immediate family members, and, if approved by our board of directors, joint venture partners, consultants and other service providers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. The minimum initial investment for Class I shares is $1 million, except for purchasers that fall under category 5 listed above or as determined in our sole discretion.
All other similar references to our Class I shares throughout our prospectus are hereby updated accordingly.

Updates to “Management - Executive Officers and Directors”
The table under "Management - Executive Officers and Directors" is hereby updated and replaced with the following:

Name	Age	Position(s)
Kevin A. Shields	61	Chairman of the Board of Directors and Executive Chairman
Michael J. Escalante	58	Chief Executive Officer, President and Director
Javier F. Bitar	57	Chief Financial Officer and Treasurer
Howard S. Hirsch	53	Chief Legal Officer and Secretary
Louis K. Sohn	44	Managing Director, Acquisitions & Corporate Finance
Scott Tausk	60	Managing Director, Asset Management
Don G. Pescara	56	Managing Director, Acquisitions
Julie A. Treinen	59	Managing Director, Asset Management
David J. Congdon	58	Managing Director, Corporate Strategy
Nina M. Sitzer	51	Executive Vice President and General Counsel
Bryan K. Yamasawa	52	Chief Accounting Officer
Kathleen S. Briscoe	59	Independent Director
Gregory M. Cazel	57	Independent Director
Ranjit M. Kripalani	59	Independent Director
J. Grayson Sanders	78	Independent Director
Samuel Tang	58	Independent Director
The following biography is hereby added in between Nina M. Sitzer’s biography and Kathleen S. Briscoe’s biography under "Management - Executive Officers and Directors":
Bryan K. Yamasawa is our Chief Accounting Officer and has served in that capacity since August 2019. Mr. Yamasawa served as Chief Accounting Officer of GCC from April 2015 to December 2018. In December 2018, he became a direct employee of us. Mr. Yamasawa is also the Chief Accounting Officer of GRECO and has served in that capacity since December 2018. Mr. Yamasawa has over 28 years of experience related to domestic/international accounting and financial reporting, real estate investment trust tax matters, cash management, SOX compliance and assisting with acquisitions/dispositions, debt financing and other capital market transactions. Prior to joining GCEAR, from January 2014 to April 2015, Mr. Yamasawa served as Senior Vice President - Finance at Turner Impact Capital, LLC, a real estate private equity company. From September 2006 to August 2013, Mr. Yamasawa served as Vice President of Accounting and Finance at Alexandria Real Estate Equities, Inc., a publicly listed commercial real estate investment company. From December 2002 to September 2006, Mr. Yamasawa served as Senior Manager - Financial Reporting at Westfield America, Inc., a retail shopping center real estate investment trust subsidiary of a previously Australian publicly listed company. Mr. Yamasawa began his career in the Audit and Advisory Business Services group of Ernst & Young, LLP, where he spent over nine years providing services to public and private clients. Mr. Yamasawa graduated from California State University, Los Angeles, with a Bachelor of Business Administration and is a Certified Public Accountant in the State of California.
Updates Regarding Our Code of Ethics and Business Conduct
The “Conflicts of Interest - Code of Ethics” section of our prospectus is hereby removed and replaced with the following:
Our board of directors adopted a Code of Ethics and Business Conduct on July 21, 2014, which was amended and restated on November 2, 2016, and was further amended and restated on August 8, 2019, (the “Code of Ethics”) and which contains general guidelines applicable to our executive officers, including our principal executive officer, principal financial officer and principal accounting officer, our directors and our officers. We make sure that each individual subject to the Code of Ethics acknowledges reviewing and receipt thereof. We adopted our Code of Ethics with the purpose of promoting the following: (1) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (2) full, fair, accurate, timely and understandable disclosure in reports and documents that we file with or submit to the SEC and in other public communications made by us; (3) compliance with applicable laws and governmental rules and regulations; (4) the prompt internal reporting of violations of the Code of Ethics to our Code of Ethics Compliance Officer; and (5) accountability for adherence to the Code of Ethics. A copy of the Code of Ethics is available in the “Corporate Governance” section of our website, www.gcear.com. We intend to satisfy the disclosure requirement regarding any amendment to, or waiver of, a provision of the Code of Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions by posting such information on our website.